May 7, 2009

Mr. Larry Spirgel
Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720
100 F. Street, N.E.
Washington, D.C.  20549-0306

Re:	Cablevision Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-14764

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 3, 2009, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) of Cablevision Systems Corporation (the “Company”).

The following is the Company’s response to the Comment Letter.  All dollar amounts throughout the letter and related Annex are in thousands unless specifically stated otherwise.

Management’s Discussion and Analysis..., page 51

1.                                      The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please expand your management’s discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties.  For example:

•                                          We note that both technical and operating expenses and selling, general and administrative expenses increased 12% for 2008 as compared to 2007.  We also note your statement on page 52 that the growth rates of cable modem and VoIP customers have decreased.  Please address whether management expects each of these results to continue in future periods.

•                                          We note your statement on page 51 that you will “likely” continue to make “substantial investments” in the development of new programming options and product enhancements.  Please discuss the impact that such expenditures will have on operating results, liquidity and capital resources.

•                                          When you address the reasons driving material changes in your results of operations, please provide more detailed disclosure of the reason beyond somewhat conclusory statements.  For example, we note that the increase in selling, general and administrative expense in the telecommunications services segment was primarily attributable to an “increase in sales and marketing costs.”  Please provide more detailed information regarding the nature of such expenses.

These are just examples.

Company Response:  The Company will provide detailed and quantitative analysis disclosure to the extent practicable regarding known material trends or uncertainties in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Telecommunications Services, page 51

2.                                      Refer to the second paragraph.  For your cable television video services, please expand to discuss how your competition impacted your current revenues and what you expect the impact will be on your future revenues.  Please provide us with your revised disclosures.

Company Response:  The Company will include the following additional disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the three months ended March 31, 2009:

“Competition from incumbent telephone companies has contributed to slower video revenue growth rates in 2009 and this competition may continue to negatively impact our video revenue and our video revenue growth rates in the future.” [Refer to page 37 of Form 10-Q]

3.                                      Refer to the second and third paragraphs on page 52.  For your high-speed data services business and VoIP offering, please expand to discuss whether you expect competition to have more of an impact on your revenues and why.  In addition, discuss the relationship between slower growth rates and the high penetration rates and whether you expect this trend to continue or change and why.  Please provide us with your revised disclosures.

Company Response:  The Company will include the following revised or additional disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the three months ended March 31, 2009 (underlined and strikethrough text represents changes to the original disclosure included in the Company’s Form 10-K for the year ended December 31, 2008):

“Our ability to increase the number of subscribers to our services is significantly related to our penetration rates (the number of subscribers to our services as a percentage of homes passed).  As penetration rates increase, the number of available homes to which we can market our services generally decreases, which may contribute to a slower rate of customer and revenue growth in future periods.” [Refer to page 36 of Form 10-Q]

“Our growth rate in cable modem customers and revenues has slowed from the growth rates we have experienced in the past due to our ~~already~~ high penetration (~~51.9%~~ 52.3% of homes passed at ~~December 31, 2008~~ March 31, 2009) ~~and, to a lesser extent, intensifying competition~~.  Growth rates have also been negatively impacted, although to a lesser extent, by intensifying competition.  Accordingly, the growth rate of both customers and revenues may continue to slow in the future.” [Refer to page 37 of Form 10-Q]

“Our growth rate in VoIP customers and revenues has slowed from the growth rates we have experienced in the past due to our increasing penetration (~~39.7%~~ 40.6% of homes passed at ~~December 31, 2008~~ March 31, 2009) ~~and, to a lesser extent, intensifying competition~~.  Growth rates have also been negatively impacted, although to a lesser extent, by intensifying competition. Accordingly, the growth rate of both customers and revenues may continue to slow in the future.” [Refer to page 37 of Form 10-Q]

Newsday, page 54

4.                                      Please discuss the specific deterioration in the newspaper industry and the economic downturn that contributed to the impairments of your intangible assets and goodwill.  Your discussion should include, but not be limited to, the following:  whether you overpaid for Newsday, why was there such a huge deterioration with the Newsday business from the date of your purchase, what it means to your future business in this industry, and any impact Newsday may have on your future revenues, earnings and cash flows.  We note your disclosures on page 33.  Please provide us with your proposed disclosures.

Company Response:  The Company will include the following revised disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the three months ended March 31, 2009 on pages 40 - 42 (underlined and strikethrough text represents changes to the applicable disclosure included in the Company’s Form 10-K for the year ended December 31, 2008):

“Newsday

Newsday, which accounted for approximately ~~2%~~ 4% of our consolidated revenues for the ~~year ended December 31, 2008~~ three months ended March 31, 2009, consists of the Newsday daily newspaper, amNew York, Star Community Publishing Group~~, Island Publications~~ and online websites including newsday.com and exploreLI.com.  ~~See Note 2 of the consolidated financial statements for a discussion of the Newsday Transaction which was completed on July 29, 2008.  The Company’s consolidated results of operations for the year ended December 31, 2008 include the operating results of Newsday subsequent to the closing date of the transaction on July 29, 2008.~~

Since Newsday’s acquisition on July 29, 2008, it has experienced a decline in ~~net~~ consolidated ~~operating~~ revenues, ~~and net~~ earnings and operating cash flows, as compared to the prior year periods, primarily due to decreased advertising revenues.  The decrease in advertising revenues, particularly in the classified category, ~~have~~ has resulted from the current economic environment and increased competition for advertising dollars from other media, particularly the Internet, and ~~is expected to~~ this decline has continued into 2009.  ~~See Item 1A. Risk Factors - Demand for advertising, increased competition and declines in circulation affect our Newsday business.~~

Newsday Revenue

Newsday’s revenue is derived primarily from the sale of advertising and the sale of newspapers (“circulation revenue”).  For the ~~period from July 30, 2008 through~~

~~December 31, 2008~~ three months ended March 31, 2009, advertising revenues accounted for ~~81%~~ 75% of the total revenues of Newsday.  Newsday’s ~~financial success~~ business model is largely dependent on advertising revenue.  Advertising revenue is derived from printed ads that run in the newspaper ~~and niche publications~~, preprinted advertisements that are inserted into the newspaper, ~~and~~ preprinted sticky notes that are applied to the front of the paper and classified advertisements.  In addition, advertising revenue also includes ~~newspaper~~ online advertising consisting of banner ads, video ads, floating ads, expanding ads, search engine advertising and online classified advertising for auto, recruitment and real estate.  Local economic conditions can affect the levels of retail and classified newspaper advertising revenue.  General economic conditions, changes in consumer spending, auto sales, housing sales, unemployment rates, job creation, readership and circulation levels and rates all impact demand for advertising.  All of these factors, along with the competitive and seasonal factors discussed below, contribute to a challenging advertising sales environment and have adversely impacted our ability to maintain our advertising revenues. Newsday’s advertising categories most adversely impacted by the recent economic downturn include real estate, automotive, job recruitment and home repair and improvement.   ~~See Item 1A. Risk Factors - Demand for advertising, increased competition and declines in circulation affect our Newsday business.~~

Seasonal variations in consumer spending ~~can~~ have historically caused quarterly advertising revenues to fluctuate.  Second and fourth quarter advertising revenues ~~are typically~~ have historically been higher than first and third quarter advertising revenues, reflecting the historically slower economic activity in the winter and summer and the stronger fourth quarter holiday season.  The first quarter is historically the slowest quarter for revenues and profits.  The level of advertising sales in any period may also be affected by advertisers’ decisions to increase or decrease their advertising expenditures in response to actual or anticipated consumer demand and general economic conditions.

The economic downturn in the newspaper industry intensified in the fourth quarter of 2008 and has continued into the first quarter of 2009 as indicated by a number of newspapers that ceased operations and/or filed for federal bankruptcy protection.  For the three months ended March 31, 2009, Newsday experienced a significant decline in advertising revenues and operating cash flows as compared to the comparable period in 2008.  A continuing economic downturn or continuing decline in advertising and/or circulation revenue would have a material adverse effect on Newsday’s future consolidated revenues, earnings and operating cash flows.  If Newsday’s results deteriorate further, it would adversely affect the Company’s consolidated revenues, earnings and operating cash flows causing possible additional impairments of certain of its indefinite-lived trademarks.

~~For the period from July 30, 2008 through December 31, 2008~~ For the three months ended March 31, 2009, circulation revenues accounted for ~~17%~~ approximately 23% of the total revenues of Newsday.  Newsday’s circulation revenue is derived primarily from home delivery subscriptions of the Newsday daily newspaper, and single copy sales of Newsday at the newsstand or through local retail outlets.  Approximately ~~72%~~ 69% of the circulation revenues were derived from subscription sales, which provide readers with the convenience of home delivery, and are an important component of Newsday’s circulation base.  For the three months ended March 31, 2009, ~~S~~single copy rates for Newsday ranged from $0.50 to $0.75 per daily copy and ~~$1.59~~$1.25 to $2.00 per Sunday copy.

Newsday’s ~~actively promotes~~ single copy sales~~, which~~ comprised ~~28%~~ approximately 31% of circulation revenue for the three months ended March 31, 2009.  In recent years, circulation has generally declined throughout the newspaper industry, and Newsday’s newspapers have generally experienced this trend.  A decrease in home delivery subscriptions and single copy sales of newspapers could adversely impact circulation revenue as well as advertising revenue.  ~~See Item 1A. Risk Factors - Demand for advertising, increased competition and declines in circulation affect our Newsday business.~~

Newsday Expenses

~~The basic material used in publishing newspapers is newsprint.  Management believes Newsday’s sources of newsprint, along with available alternate sources, are adequate for its current needs.  Consolidation in the North American newsprint industry has reduced the number of suppliers and has led to paper mill closures and conversions to other grades of paper, which in turn has decreased overall newsprint capacity and increased the likelihood of future price increases for materials used by Newsday.~~

The basic material used in publishing newspapers is newsprint.  Management believes Newsday’s source of newsprint, along with available alternate sources, are adequate for its current needs.  Newsday’s largest categories of operating expenses relate to the production and distribution of its print products. These costs are driven by volume (number of newspapers printed and number of pages printed) and the number of pages printed are impacted by the volume of advertising page counts.  Certain other Newsday expenses fluctuate directly with advertising sales.  The expense that is most directly linked to advertising sales is sales commissions, which represents a relatively small percentage of Newsday’s operating expenses.

The majority of Newsday’s other costs, such as editorial content creation, rent and general and administrative expenses do not directly fluctuate with changes in advertising and circulation revenue. Accordingly, when advertising sales decline, there is a significant and immediate adverse impact on revenue and operating cash flows, which Newsday, and the newspaper industry in general, has experienced in the recent economic downturn.

As a result of the economic deterioration, and the other factors discussed above and their impact on Newsday, including the intensified decline in the fourth quarter of 2008, the Company lowered its expectations related to Newsday’s anticipated revenues and operating cash flows in 2009 and future periods.  These revised expectations caused the Company to evaluate whether or not an impairment had occurred in the fourth quarter of 2008 and that evaluation resulted in the Company’s determination that it was necessary to recognize certain impairment charges in the fourth quarter of 2008 as disclosed in our Annual Report on Form 10-K.

~~The Company recorded pre-tax impairment charges of $59,522, $8,199 and $333,159 related to indefinite-lived intangibles, certain long-lived intangible assets and goodwill, respectively, originally recorded by the Company in conjunction with its acquisition of Newsday on July 29, 2008.  These impairment charges reflect the continuing deterioration of values in the newspaper industry and the greater than anticipated economic downturn and its current and anticipated impact on Newsday’s advertising business.~~

On July 29, 2008, the CSC Holdings and Tribune Company completed a series of transactions contemplated by the formation agreement, dated May 11, 2008, to form Newsday Holdings LLC and Newsday LLC, new limited liability companies that operate the Company’s Newsday business.  The price and structure of the Newsday acquisition was a result of arms’ length negotiations between the Company and Newsday’s prior owner, Tribune Company, and followed an active and competitive sale process by Tribune Company.  As widely publicly reported, Tribune Company received at least two other bids for Newsday.  The Company was the winning bidder for Newsday, due in part to potential business opportunities and synergies to the Company from the close geographic fit between Newsday’s primary distribution market and the Company’s cable television systems both of which operate in the New York metropolitan area, particularly on Long Island.  Although the near term operating environment for Newsday, particularly in the advertising market, will continue to be challenging, and despite negative long-term trends for the newspaper industry generally, the Company continues to believe that Newsday can generate business benefits for the Company which include increasing the overall combined share of customer relationships (consumers and businesses) of our cable television and newspaper businesses, particularly on Long Island, as well as the cross-promotion of our cable and entertainment businesses.  The Company expects to use the news gathering and distribution capabilities of Newsday and our cable news businesses to deliver high quality, professional news content on an increasingly localized basis across multiple platforms.”

Impairment of Long-Lived and Indefinite-Lived Assets, page 56

5.                                      We note that goodwill accounted for 11.7% of your total assets as of December 31, 2008.  We also note your losses from continuing operations, significant stockholders’ deficiency and your expectation that “net losses, absent one-time gains, may continue and remain substantial for the foreseeable future.”  In addition, we note your reference to “the continuing deterioration of values in the newspaper industry and the greater than anticipated economic downturn.”  As a result, you performed an interim impairment test of your reporting units as of December 31, 2008 and determined that a significant portion of your goodwill, indefinite lived intangible assets and certain long-lived intangible assets related to Newsday were impaired.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

Overview:  As discussed below, the Company’s annual impairment test date for goodwill is in the first quarter of every year (“Annual Impairment Test Date”).  The Company completed its first quarter 2009 annual impairment test for all of the Company’s reporting units that carry a goodwill balance, and the Company did not recognize any goodwill impairments for the three months ended March 31, 2009.  The Company’s safety margin, representing the excess of the estimated fair value of each reporting unit less their respective carrying values (including goodwill allocated to the reporting unit) (“Goodwill Safety Margin”) when it performed its first quarter 2009 annual impairment test for the Company’s reporting units that carry 88% of the Company’s consolidated goodwill balance continue to be significant.

For example, if the Goodwill Safety Margin for the Company’s reporting units that carry 88% of the Company’s consolidated goodwill were reduced by 100%, the Company would not trigger a step one goodwill impairment failure.  In order to evaluate the sensitivity of the estimated fair value calculations of all the Company’s reporting units on the annual impairment calculation for goodwill, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair values of each reporting unit.  These hypothetical decreases of 10%, 20% and 30% would have no impact on the goodwill impairment analysis for any of the Company’s other reporting units with the exception of two reporting units, which carry approximately 4% of the Company’s consolidated goodwill balance.  As of March 31, 2009, the Sundance Channel reporting unit has a carrying value of goodwill of $28,930 and a reporting unit carrying value of approximately $379,000.  An approximate 5% reduction in the estimated fair value would result in a step one failure.  For the Clearview Cinemas reporting unit with a carrying value of goodwill of $10,347 and a reporting unit carrying value of approximately $46,000, a 13% reduction in the estimated fair value would result in a step one failure.  A step one failure would require the Company to perform the second step of the goodwill impairment test to measure the amount of implied fair value of goodwill and, if required, the recognition of a goodwill impairment loss.

•              Disclose the date of your annual impairment test.

Company Response:     As noted above, the Company’s annual impairment test date for goodwill is in the first quarter of every year.  The Company will incorporate this information in future filings in response to the Staff’s comment.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

•              Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

Company Response:     The Company has 21 reporting units, of which 15 reporting units had a goodwill balance as of December 31, 2008, as follows:

Reportable Segments	Reporting Units with Goodwill	Goodwill Balance		Percentage of Balance

Telecommunications Services	Consumer Services	$231,080	(3)	21%
	Optimum Lightpath	21,010		2%
	Total for reportable segment	252,090

Madison Square Garden	MSG Entertainment (1)	45,619	(3)	4%
	Other MSG (2)	692,125	(3)	63%
	Fuse	4,748		0%
	Total for reportable segment	742,492

Rainbow	AMC	34,168		3%
	WE tv	5,214		1%
	IFC	13,583		1%
	Sundance Channel	29,020	(4)	3%
	3 Other Reporting Units	7,764		1%
	Total for reportable segment	89,749

Newsday	Newsday	2,444		0%

Other	Clearview Cinemas	10,347	(4)	1%
	PVI Virtual Media and Other	3,211		0%
	Total for reportable segment	13,558
		$1,100,333		100%

(1)                                  MSG Entertainment presents as a licensor, promoter or co-promoter of events at the Madison Square Garden Arena and the adjoining theatre at Madison Square Garden (collectively, the “Arena Complex”) in New York City, operates Radio City Music Hall and the Beacon Theatre in New York City under long-term leases and owns and operates the Chicago Theatre in Chicago, Illinois.

(2)                                  Other MSG is comprised of all of Madison Square Garden’s operations excluding MSG Entertainment and Fuse.  Other MSG includes the New York Knicks professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women’s basketball team and the Hartford Wolf Pack professional hockey team, the regional sports programming networks Madison Square Garden Network and MSG Plus (collectively, “MSG Networks”) and the Arena Complex.

(3)                                  Since 88% of the Company’s goodwill balance is recorded in three reporting units, the Company proposes to include disclosure of the goodwill balances for those three reporting units and, on an aggregate basis, for the other 12 reporting units in future filings in response to the Staff’s comment.  The Company believes that this disclosure will focus investors on those reporting units that have a meaningful goodwill balance.  Each of the remaining individual reporting units account for 3% or less of the consolidated goodwill balance.  In future filings, the Company will include specific disclosure as to any reporting unit representing a significant amount of the

Company’s consolidated goodwill balance.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

(4)                                  The Sundance Channel and Clearview Cinemas reporting units carry approximately 4% of the Company’s consolidated goodwill balance and do not have significant Goodwill Safety Margins.

•                  Refer to the fourth paragraph.  Disclose how you weighted the discounted cash flows and comparable market transactions methods and your basis for that weighting.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation models to determine the fair value of your reporting units in your impairment analysis.  For example, since you utilize the discounted cash flow approach for some reporting units, you should disclose at a minimum:

(1)                                 the discount rates for each reporting unit and how those discount rates were determined,

(2)                                 how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

(3)                                 your consideration of any market risk premiums.

Company Response:           As noted above, the Company’s annual goodwill impairment test date is in the first quarter of every year, and the Company has completed its 2009 annual goodwill impairment analysis for the Company’s 15 reporting units that carry a goodwill balance.  The fair value methods vary depending on the reporting unit.  Since 88% of the Company’s goodwill balance is recorded in three reporting units and the Company had significant Goodwill Safety Margins with respect to these reporting units, the Company does not believe that disclosure of discount rates, how these discount rates were determined, how cash flows were determined, including assumed growth rates, period of assumed cash flows, determination of terminal value, and consideration of any market risk premiums for these reporting units would be useful or material to investors because any reasonable variation in these assumptions would not result in step one goodwill impairment failure.  In addition, in future filings, the Company will include specific disclosure as to any reporting unit representing a significant amount of the Company’s consolidated goodwill balance and whether they have significant Goodwill Safety Margins.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.  Furthermore, the outcome of the annual goodwill impairment assessment will be included in the Company’s March 31, 2009 Form 10-Q.

•                                          Refer to the last paragraph on page 57.  Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.  For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

Company Response:           As noted above, the Company’s annual goodwill impairment testing date is in the first quarter of every year.  The Company completed its annual goodwill impairment test on the Annual Impairment Test Date for 2008 and did not recognize an impairment charge.  During the fourth quarter of 2008, as a result of the declining economic conditions affecting the U.S. economy generally, and specifically advertising sales challenges throughout the newspaper publishing business, and the effects it has recently had on the Company’s Newsday reporting unit, the Company determined a triggering event had occurred which caused the Company to test identifiable indefinite-lived intangibles, long-lived assets and goodwill for impairment for the Newsday reporting unit as of December 31, 2008.  Refer to further discussion regarding Newsday below.  The Company has completed its 2009 annual goodwill impairment analysis for the Company’s 15 reporting units that carry a goodwill balance and the Company will not be recognizing any goodwill impairment charges as of March 31, 2009.  The outcome of the annual goodwill impairment assessment will be included in the Company’s March 31, 2009 Form 10-Q.  The results of the Company’s 2009 goodwill impairment test are discussed below.

2009 Annual Impairment Test Date Results

The Company had the following Goodwill Safety Margin percentages, representing the excess of the estimated fair value of each reporting unit less their respective carrying values (including goodwill allocated to each respective reporting unit) divided by their respective carrying value of the reporting unit (“Goodwill Safety Margin Percentage”) when it performed its Annual Impairment Test for 2009 for the Company’s reporting units that carry 88% of the Company’s consolidated goodwill balance:

Reporting Unit	Goodwill Safety Margin Percentage
Consumer Services	> 200%
MSG Entertainment	> 100%
Other MSG	> 150%

The Company’s 2008 Annual Impairment Test Date Goodwill Safety Margin Percentages were more significant than at the 2009 Annual Impairment Test Date.  As a result of these significant Goodwill Safety Margin Percentages in 2009 and 2008, the Company does not believe that disclosure of the changes in valuation assumptions such as the impact of the current economic environment on discount rates for its primary reporting units would be useful or material to investors.

Newsday Fourth Quarter 2008 Triggering Event

In the fourth quarter of 2008, based on a determination made by the Company that a triggering event had occurred, the Company performed a valuation of the estimated fair value of the Newsday reporting unit and the underlying assets and liabilities to calculate the estimated fair value of the implied goodwill as of December 31, 2008.  The estimated fair value of the Newsday reporting unit was based on a weighting of the estimated fair values determined under an income approach based on discounted cash flows (“DCF”) and the market approach.  Both approaches consider synergies a market participant may generate and certain tax benefits the Company would recognize.  The market approach measures fair value using market multiples of various financial measures compared to a set of comparable publicly traded newspaper publishing companies and comparable transactions.  The weighting between the income approach and market approach was weighted more towards the income approach based on the fact that the income approach was more reliable in the midst of the steep economic decline impacting the publishing industry, and there were no recent observable transactions to measure Newsday against.

Since the acquisition of the Newsday reporting unit on July 29, 2008, the reduction in estimated fair value under the income approach was primarily due to the decline in the Company’s projections of future revenue and cash flows as discussed in the Company’s response to comment #4 above.  In addition, the estimated fair value under the income approach was further reduced by the increase in the consolidated weighted average discount rate utilized by the Company for the Newsday reporting unit valuation from approximately 10% as of July 29, 2008 to 12% as of December 31, 2008.  The consolidated weighted average discount rate was based on an estimation of a market participant’s cost of equity and debt, weighted by the relative percentages of equity and debt for comparable newspaper companies.  The increase in the consolidated weighted average discount rate for the Newsday reporting unit from approximately 10% to 12% was due to an increase in both the estimated cost of equity and debt, which was primarily due to the following: the market risk premium increasing from 5% to 6%; an increase in the economic volatility affecting the newspaper publishing industry, which intensified during the fourth quarter of 2008 as discussed further in the Company’s response to comment #4 above; and an increase in borrowing costs for the industry.

Since the acquisition of the Newsday reporting unit on July 29, 2008, approximately two-thirds of the reduction in the estimated fair value under the market approach was due to a decline in market multiples and approximately one-third was due to a decline in the Company’s projections of future revenue and cash flows as discussed in the Company’s response to comment #4 above.  The Company impaired 100% of its basis in the goodwill balance of the Newsday reporting unit.  The only goodwill that remains as of March 31, 2009 is approximately $2 million, which represents the approximate 2.8% carryover basis of the non-controlling interest owner.

In summary, the Company will include in future filings additional information with respect to the Newsday goodwill impairment and will disclose that the Company has significant Goodwill Safety Margin with respect to the three reporting units that represent 88% of the Company’s consolidated goodwill.  As noted above, as a result of the Company’s significant Goodwill Safety Margins in 2009 and 2008, the Company does not believe that disclosure of the changes in valuation assumptions such as discount rates, how these discount rates were determined, how cash flows were determined, including assumed growth rates, period of assumed cash flows, determination of terminal value, and consideration of any market risk premiums for its reporting units would be useful or material to investors.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

•                                          Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

Company Response:           The Company did not have any changes to its reporting units or changes in the allocation of goodwill by reporting unit as of December 31, 2008, except as disclosed in Note 7 - Intangible Assets in the Company’s 2008 Annual Form 10-K.  Note 7 discloses (i) that of the $359,712 of goodwill allocated as a result of the Newsday transaction on July 29, 2008, $335,603 was recognized in the Newsday reporting unit and $24,109 was recognized in the Consumer Services reporting unit in the Telecommunications Services reportable segment (refer to Note 2) and that Newsday recognized a goodwill impairment charge of $333,159 as of December 31, 2008 (refer to Note 4); (ii) the allocation of goodwill in the Sundance Channel transaction on June 16, 2008 of $29,020 (refer to Note 2); and (iii) the allocation of goodwill in the 4Connections LLC transaction in October 2008 of $21,010 (refer to Note 7), which was recognized in the Optimum Lightpath reporting unit in the Telecommunications Services reportable segment.  Further, there were no significant changes to the Company’s goodwill balance for the three months ended March 31, 2009 and there were no changes to the Company’s reporting units since December 31, 2008.  In response to the Staff’s comment, in future filings the Company will disclose the reporting units to which the acquisitions noted above relate and how goodwill was allocated.

•                                          Provide a table showing:

(1)                                 the carrying value and the fair value of each reporting unit.  Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

(2)                                 using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

Company Response:           As noted above, the Company’s reporting units that represent 88% of the Company’s goodwill as of March 31, 2009 had significant Goodwill Safety Margin Percentages.  The Company will incorporate information in future filings in response to the Staff’s comment focusing on all of the Company’s reporting units. For example, the Sundance Channel and Clearview Cinemas reporting units, which carry 4% of the Company’s consolidated goodwill balance, do not have significant Goodwill Safety Margin Percentages.  The Sundance Channel reporting unit has a carrying value of goodwill of $28,930 and a reporting unit carrying value of approximately $379,000.  An approximate 5% reduction in the estimated fair value would result in a step one failure.  For the Clearview Cinemas reporting unit with a carrying value of goodwill of $10,347 and a reporting unit carrying value of approximately $46,000, a 13% reduction in the estimated fair value would result in a step one failure.  A step one failure would require the Company to perform the second step of the goodwill impairment test to measure the amount of implied fair value of goodwill and, if required, the recognition of a goodwill impairment loss.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

•                                          In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

Company Response:           The Company has historically disclosed a sensitivity analysis in order to evaluate the sensitivity of the estimated fair value calculations of the Company’s reporting units on the impairment calculation for goodwill.  In the past, the Company applied a hypothetical 10% decrease to the estimated fair values of each reporting unit.  In response to the Staff’s comment, the Company will apply a hypothetical 10%, 20% and 30% decrease to the estimated fair values of each reporting unit.  As discussed above, these hypothetical decreases of 10%, 20% and 30% would have no impact on the goodwill impairment analysis for any of the Company’s reporting units with the exception of two reporting units, which carry approximately 4% of the Company’s consolidated goodwill balance.   Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

6.                                      Refer to the second paragraph.  Identify your reporting units and addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units.  Further, tell us the operating segments that you aggregate into your reportable segments.  Additionally, please identify the reporting unit(s) to which you assigned goodwill.  Refer to paragraphs 19 and 34 of SFAS 142.

Company Response:           The Company has 21 reporting units as determined in accordance with paragraph 34 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).  The Company has recognized goodwill associated with 15 of these reporting units.  In accordance with paragraph 30 of SFAS 142 and EITF Topic No. D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 (“EITF D-101”), the Company’s operating segments are derived from the Company’s monthly Financial Review reports that the chief operating decision maker(s) (CODM) review.  The Company’s reporting units represent either the Company’s operating segments or one level below the operating segments in accordance with paragraph 30 of SFAS 142.  The reporting units reflect how the Company manages its business and the Company has allocated assets (including goodwill) and liabilities at this level.

The following are the Company’s reportable segments, operating segments and reporting units:

Reportable Segments of the Company (SFAS 131)	Operating Segments of the Company (Reviewed by the CODM)	Reporting Units (SFAS 142)	Goodwill at 3/31/2009

Telecommunications	Consumer Services (Cable Television)	Consumer Services (Cable Television)	Yes
Services	Other Telecommunications Services	Other Telecommunications Services	No
	Optimum Lightpath	Optimum Lightpath	Yes

Madison Square Garden	Madison Square Garden	Madison Square Garden Entertainment	Yes
		Other MSG	Yes
	Fuse	Fuse	Yes

Rainbow	AMC	AMC	Yes
	WE tv	WE tv	Yes
	IFC	IFC	Yes
	Sundance Channel	Sundance Channel	Yes
	VOOM HD Networks	VOOM HD Networks	No
	Video on Demand Programming	Video on Demand Programming	No
	Other Rainbow	Other Rainbow	No
		DTV Norwich	No
		Rainbow Network Communications	Yes
	IFC Entertainment	IFC Entertainment	No
	Rainbow Advertising Sales Corporation (RASCO)	Rainbow Advertising Sales Corporation (RASCO)	Yes
	Regional News	Regional News	Yes

Newsday	Newsday	Newsday	Yes

Other	Clearview Cinemas	Clearview Cinemas	Yes
	PVI Virtual Media and Corporate	PVI Virtual Media and Corporate	Yes

7.                                      We note that cable franchises and other indefinite-lived intangibles accounted for 10.3% of total assets as of December 31, 2008.  We further note that you performed an interim impairment test of your units of accounting as of December 31, 2008 and determined that certain of your indefinite-lived intangibles from the Newsday acquisition were impaired and that your cable franchises were not impaired.  In light of the significance of your cable franchise balance along with your other indefinite-lived intangibles, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of each class of indefinite-lived intangibles.  Specifically, we believe you should provide the following information:

Overview:  The Company’s annual impairment test date for its identifiable indefinite-lived intangible assets is in the first quarter of every year.  The Company completed its first quarter 2009 annual impairment test for all of the Company’s units of accounting for its identifiable indefinite-lived intangible assets, and the Company did not recognize any impairments for the three months ended March 31, 2009.  The Company’s safety margin, representing the excess of the estimated fair value of each unit of accounting less their respective carrying values (“Indefinite-Lived Intangible Safety Margin”) when it performed its first quarter 2009 annual impairment test for the Company’s units of accounting that carry approximately 90% of the Company’s consolidated indefinite-lived intangible assets balance is significant.  For example, if the Company’s Indefinite-Lived Intangible Safety Margin Percentage for the Company’s units of accounting that carry approximately 90% of the Company’s consolidated indefinite-lived intangible assets were reduced by 100%, the Company would not trigger an impairment charge.   In order to evaluate the sensitivity of the estimated fair value calculations of all the Company’s units of accounting on the annual impairment calculation for indefinite-lived intangible assets, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair values of each unit of accounting.  These hypothetical decreases of 10%, 20% and 30% would have no impact on the indefinite-lived intangible asset impairment analysis for any of the Company’s other units of accounting with the exception of three units of accounting, which carry approximately 10% of the Company’s consolidated indefinite-lived intangible assets.  A hypothetical decrease of 10%, 20% and 30% in the estimated fair value for these three units of accounting would result in a net impairment charge of approximately $8,000, $16,000 and $26,000, respectively.

•                                          Disclose the date of your annual impairment test.

Company Response:           The Company’s annual impairment test date for identifiable indefinite-lived intangible assets is in the first quarter of every year.  The Company will include this information in future filings in response to the Staff’s comment.  Refer to Annex I for the changes that the Company anticipates incorporating into its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

•                                          Provide a more detailed description of the steps you perform to review your cable franchises for recoverability.  Provide a similar discussion for your other indefinite-lived intangibles.

Company Response:           The Company will include additional information in future filings in response to the Staff’s comment.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

•                                          Describe the nature of the valuation techniques you employed in performing the impairment tests.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)                                     the discount rates for each reporting unit and how those discount rates were determined,

2)                                     how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)                                     your consideration of any market risk premiums.

Company Response:           The Company’s annual indefinite-lived impairment test date is in the first quarter of every year, and the Company has completed its 2009 annual identifiable indefinite-lived intangible asset impairment analysis.  The fair value methods vary depending on the unit of accounting.  Since approximately 90% of the Company’s identifiable indefinite-lived intangibles relate to the Company’s cable television franchises recognized in the Telecommunications Services reportable segment, trademarks related to the Christmas Spectacular and The Rockettes (collectively “the Radio City trademarks”), and sports franchises recognized in the Madison Square Garden reportable segment, and the Company had significant Indefinite-Lived Intangible Safety Margins, the Company does not believe that disclosure of discount rates, how these discount rates were determined, how cash flows were determined, including assumed growth rates, period of assumed growth rates, determination of terminal value, consideration of market risk premiums or royalty rates for these units of accounting would be useful or material to investors because any reasonable variation in these assumptions would not result in an impairment of the Company’s indefinite-lived intangible assets.

•                                          Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.  For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

Company Response:           As noted above, the Company’s annual indefinite-lived asset impairment testing date is in the first quarter of every year.  The Company has completed its annual indefinite-lived asset impairment test for 2009 and did not recognize an impairment charge related to any of its identifiable indefinite-lived intangible assets.  The outcome of the assessment will be included in the Company’s March 31, 2009 Form 10-Q.  The results of the Company’s 2009 annual identifiable indefinite-lived intangible asset impairment test are discussed in greater detail below.

During the fourth quarter of 2008, as a result of the declining economic conditions affecting the U.S. economy generally, and specifically advertising sales challenges throughout the newspaper publishing business, and the effects it had on the Company’s Newsday trademarks, the Company determined a triggering event had occurred which caused the Company to test identifiable indefinite-lived trademark intangible assets, long-lived assets and goodwill for impairment for the Newsday reporting unit as of December 31, 2008.  Refer to further discussion regarding Newsday below.

2009 Annual Impairment Test Date Results

The Company had the following Indefinite-Lived Intangible Safety Margin percentages, representing the excess of the estimated fair values of each unit of accounting less their respective carrying values divided by their respective carrying values (“Indefinite-Lived Intangible Safety Margin Percentage”) when the Company performed its annual impairment test in the first quarter of 2009 for the following units of accounting, which represent approximately 90% of the Company’s consolidated identifiable indefinite-lived intangible assets (refer to table in our response to Comment #8 herein):

Unit of Accounting	Carrying Value as of March 31, 2009	Indefinite-Lived Intangible Safety Margin Percentage
Cable Television Franchises	$731,848	> 800%
NBA Sports Franchise	$76,972	> 150%
NHL Sports Franchise	$19,243	> 250%
Radio City Trademarks	$53,880	> 150%

The Company’s 2008 Annual Impairment Test Date Indefinite-Lived Intangible Safety Margin Percentages were as significant as they were at the 2009 Annual Impairment Test Date for the indefinite-lived intangibles set forth in the table above.  As a result of these significant Indefinite-Lived Intangible Safety Margin Percentages s in 2009 and 2008, the Company does not believe disclosure of the changes in valuation assumptions such as the impact of the current economic environment on discount rates, and associated market risk premiums, or valuation methodologies for its identifiable indefinite-lived intangibles would be useful or material to investors.

Newsday Fourth Quarter 2008 Triggering Event

In the fourth quarter of 2008, as a result of the Company’s determination that a triggering event had occurred, a valuation of the estimated fair values of the Newsday trademarks was performed as of December 31, 2008.  The estimated fair values of the Newsday trademarks associated with the newspaper mastheads were valued based on discounted future cash flows calculated based on the relief-from-royalty method.  Since the acquisition of the Newsday reporting unit on July 29, 2008, the reduction in estimated fair values of the trademarks under the relief-from-royalty method was primarily due to a reduction of the assumed royalty rate from 4% to 3% for the Newsday print newspaper and newsday.com trademarks, an increase in the discount rate for the Newsday print newspaper from 9.0% to 11.5% and a decline in the Company’s revenue projections for newsday.com in comparison to the revenue projections used in the July 29, 2008 acquisition valuation.  The primary reason for the decrease in the royalty rate from 4% to 3% was due to the lower projected margins for the Newsday print newspaper and newsday.com.  The primary reason for the increase in the discount rate for the Newsday print newspaper trademark from 9.0% to 11.5% was due to an increase in both  the estimated cost of equity and debt, which was primarily due to the following: the market risk premium increasing from 5% to 6%; an increase in the economic volatility affecting the newspaper publishing industry, which intensified during the fourth quarter of 2008 as discussed further in the Company’s response to comment #4 above; and an increase in borrowing costs to the industry.

In summary, the Company has substantial Indefinite-Lived Intangible Safety Margin with regards to units of accounting that represent approximately 90% of the Company’s identifiable indefinite-lived intangible assets as of the Annual Impairment Test Date, which are the Company’s cable television franchises, NBA and NHL sports franchises and Radio City trademarks.  In response to the Staff’s comment, the Company will incorporate information in future filings with regard to the Newsday trademarks since they were impaired to their estimated fair value and there is no Indefinite-Lived Intangible Safety Margin.  Refer to

Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

•                                          Further, disclose any changes to your units of accounting or allocations of cable franchises by unit of accounting and the reasons for such changes.  Similarly address for your other indefinite-lived intangibles.

Company Response:           The Company did not have any changes to its units of accounting or to the allocation of its cable television franchises or any other identifiable indefinite-lived intangible assets as of December 31, 2008, except for the following primary items as disclosed in Note 2 - Transactions and Note 7 — Intangible Assets in the Company’s Form 10-K.  Note 2 discloses: (i) that of the $125,622 of indefinite-lived trademarks that were recognized as a result of the Newsday transaction on July 29, 2008, Newsday recognized an indefinite-lived intangible asset impairment charge of $59,522 as of December 31, 2008 (refer to Note 4); (ii) the allocation of indefinite-lived trademark in the Sundance Channel transaction on June 16, 2008 of $19,900 (refer to Note 2); and (iii) the allocation of an indefinite-lived trademark in the Chicago Theatre transaction of $8,000 (refer to Note 7), which was recognized in the MSG Entertainment reporting unit in the Madison Square Garden reportable segment.  The Company will provide applicable disclosure regarding any changes to its units of accounting or the allocation of its cable television franchises or any other identifiable indefinite-lived intangible assets in future filings, although, no such changes are currently contemplated.

•                                          For your cable franchises, provide a table showing:

(1)                                 the carrying value and fair value of each unit of accounting.  Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

(2)                                 using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.

Company Response:           The Company’s cable television franchises represent approximately 74% of the Company’s consolidated identifiable indefinite-lived intangible assets as of March 31, 2009, and as discussed in the Company’s response to comment #8, the Company’s cable television franchises represent one unit of accounting.  As discussed above, the cable television franchises have an Indefinite-Lived Intangible Safety Margin Percentage that is greater than 800%.  Due to the fact the Company’s cable television franchise has a significant Indefinite-Lived Intangible Safety Margin, the Company does not believe that disclosure of the estimated fair value of our cable television franchises would be useful or material to investors.  As discussed below, the Company will apply and disclose the potential impairment amounts in connection with a 10%, 20% and 30% hypothetical percentage reduction in estimated fair value related to all of the Company’s identifiable indefinite-lived intangible assets.

•                                          In addition, if the fair value of any of your units of accounting does not, or would not, exceed its fair value by a significant amount provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

Company Response:           The Company has historically disclosed a sensitivity analysis in order to evaluate the sensitivity of the estimated fair value calculations of the Company’s units of accounting on the impairment calculation for the Company’s significant identifiable indefinite-lived intangible assets.  The Company applied a hypothetical 10% decrease to the estimated fair values of each identifiable indefinite-lived intangible asset.  Refer to disclosure on page 57 of the Company’s Form 10-K.  In response to the Staff’s comment, the Company will apply a hypothetical 10%, 20% and 30% decrease to the estimated fair values of each identifiable indefinite-lived intangible asset.  As discussed above, these hypothetical decreases of 10%, 20% and 30% would have no impact on the identifiable indefinite-lived intangible impairment analysis for any of the Company’s units of accounting with the exception of three units of accounting, which carry approximately 10% of the Company’s consolidated identifiable indefinite-lived intangible asset balance.   The Newsday, Sundance Channel and Chicago Theatre indefinite-lived trademarks, which have a carrying value of $66,100, $19,900, $8,000, respectively, do not have a significant Indefinite-Lived Intangible Safety Margin.    The hypothetical fair value decreases would have resulted in an additional impairment charge of approximately $8,000 at 10% related primarily to the Newsday and Chicago Theatre trademarks, approximately $16,000 at 20% related primarily to the Newsday and Chicago Theatre trademarks and approximately $26,000 at 30% related primarily to the Newsday, the Sundance Channel and Chicago Theatre trademarks.  Refer to Annex I for the changes that the Company will include in its March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” under the Impairment of Long-Lived and Indefinite-Lived Asset discussion.

8.                                      Refer to the third paragraph.  Identify your units of accounting and explain to us how they were determined under paragraph 17 of SFAS 142 and EITF 02-7.

Company Response:           The following are the Company’s identifiable indefinite-lived intangible assets as of March 31, 2009:

Reportable Segment	Unit of Accounting	Identifiable Indefinite-Lived Intangible Balance		Percentage of Balance

Telecommunications Services	Cable Television Franchises	$731,848	(1)	74%
	Other	250		0%

Madison Square Garden	Radio City Trademarks	53,880	(1)	5%
	Chicago Theatre Trademark	8,000	(2)	1%
	NBA Sports Franchise	76,972	(1)	8%
	NHL Sports Franchise	19,243	(1)	2%

Rainbow	Sundance Channel Trademark	19,900	(2)	2%
	DTV Norwich FCC Licenses	6,113		1%

Newsday	Newsday Trademarks (Masthead)	66,100	(2)	7%

Other	PVI Virtual Media Trademark	550		0%
		$982,856		100%

(1)                                  Represents approximately 90% of the Company’s consolidated identifiable indefinite-lived intangible assets as of March 31, 2009.

(2)                                  The Newsday, Sundance Channel and Chicago Theatre indefinite-lived trademarks carry approximately 10% of the Company’s consolidated identifiable indefinite-lived intangible assets as of March 31, 2009 and do not have significant Indefinite-Lived Intangible Safety Margins.

Cable Television Franchises

The following assessment is consistent with the Company’s response letter dated March 15, 2004 to the Staff in response to the Staff’s comment letter dated December 31, 2003.

The Company considers the guidance within paragraph 17 of SFAS 142 and EITF Issue No. 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets (“EITF 02-7”), in determining the unit of accounting for its identifiable indefinite-lived intangibles.  The primary identifiable indefinite-lived intangible asset relates to the Company’s cable television franchises of $731,848 recognized in the Consumer Services reporting unit of the Telecommunications Services reportable segment.  The cable television franchises represent 74% of the Company’s identifiable indefinite-lived intangible assets as of December 31, 2008.  The Company’s cable television systems are operated in the New York City metropolitan area (New York, New Jersey and Connecticut) under non-exclusive franchise agreements with state and/or municipal franchising authorities.  The franchises are separate, but all of the Company’s various franchise cable systems throughout the New York City metropolitan area are interconnected to each other.  The Company’s cable television system serves approximately 3.1 million basic video subscribers in the aggregate, managed centrally in Bethpage, New York.  Historically, the Company had focused in its rebuild effort and otherwise, to consolidate headends and customer service centers throughout its footprint.  Other than for regulatory, tax and franchise requirements, the system is managed and accounted for as one cable television system.  The Company believes that its situation is unique among the major cable operators in the United States in that the Company’s cable television system is operated as one interconnected geographical cluster in the New York metropolitan area.  In following the guidance of EITF 02-7, the Company believes that the most persuasive evidence supports our conclusion that our cable television franchise indefinite-lived intangibles should be assessed on a combined basis for purposes of testing for impairment.

The Company’s analysis of the factors described in EITF 02-7 is as follows:

Indicators that two or more indefinite-lived intangible assets should be combined as a single unit of accounting for impairment testing purposes:

The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together) — The Company has historically made acquisitions of cable systems in groups that are in close proximity to its legacy cable systems in the New York metropolitan area.  See additional discussion below in “The intangible assets as a group represent the highest and best use of the assets”.

Had the intangible asset been acquired in the same acquisition, they would have been recorded as one asset — The Company’s cable business has evolved over the years to include a combination of acquired franchises and franchises that have been owned from inception.  However, had the entire system been acquired in a single transaction, the Company believes that the cable television franchises would have been recorded as one asset, except to the extent that allocations would have been necessary for the separate financial reports for regulatory and tax purposes.

The intangible assets as a group represent the highest and best use of the assets — Having cable television franchises in close geographic proximity to one another allows the Company to maximize the value of its system operations, and thus the underlying franchises.  Cable transaction history has shown that sales of groups of cable systems with larger numbers of subscribers typically yield higher cash flow multiples and values per subscriber.  The Company believes that the higher value in those transactions reflect the economies of scale that are achieved through amassing larger numbers of systems and customers into geographical clusters.  The increased size provides substantial purchasing power advantages in reducing costs for programming, equipment purchasing, financial and administrative services, human resources, and information technology as well as increased opportunities for advertising revenues.  The operational economies of scale with respect to talent of the work force, customer service delivery processes, marketing efficiencies and sophistication, and in the maintenance of the cable plant, etc. are further enhanced by groups of cable systems with geographic proximity to each other.  As such, management believes that the geographic operating cluster of the Company’s cable television franchises represents the highest and best use of the franchises based on current operations and strategic plans.

The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of Statement 141 — Across the entire Consumer Services footprint in the New York City metropolitan area, the Company brands its offerings under the Optimum brand name. “Optimum” and “iO” are the strategic brand names for the Company’s cable television services. “Optimum Online” is the strategic brand for the Company’s high-speed data services, and “Optimum Voice” is the strategic brand for the Company’s voice over Internet protocol service.

Indicators that two or more indefinite-lived intangible assets should not be combined as a single unit of accounting for impairment testing purposes:

Each intangible asset generates cash flows independent of any other intangible asset — Each individual franchise generates cash flows; however, typically only inflows (i.e., revenues) would be identifiable and independent of the cash flows of other franchises.  Some cash outflows also are identifiable at the individual cable television franchise level.  However, many essential activities are performed on a shared service and centralized basis for economic savings and also for effectiveness in market place competition.  The related costs are allocated when necessary for separate reporting purposes to separate legal and regulatory entities.  Many services such as programming content acquisition, preparation of the signal for retransmission, customer service and field support, billing systems, administration of the network, and marketing are performed in centralized service facilities, which produces significant cost savings.  For example, the aggregation of the customer population from multiple franchises provides very substantial reductions in programming costs, which are the most significant part of the Telecommunications Services reportable segment operating expenses in 2008.  The Company believes that the cash outflows that are allocated to an individual cable television franchise are substantially less than the cash outflows that would be incurred if the franchise were operated on a standalone basis because of collective “buying power” and operational efficiencies.

If sold, each intangible asset would likely be sold separately — Separate franchises would almost never be sold individually because they are integral components of the operating systems and would be inefficient, if not impossible, to operate separately.  However, the Company has sold systems comprised of multiple franchises in the past.  Typically, these sales occurred due to the lack of geographical proximity of the sold systems, such that they did not complement the Company’s franchises in the New York metropolitan area.  Since 2001, all of the cable television franchises the Company owns are in the New York metropolitan area.

The entity has adopted or is considering a plan to dispose of one or more intangible assets separately — As noted previously, the significance and value associated with any single franchise is less than could be realized in an aggregated disposition along with the other franchises and thus the Company does not anticipate such sales.

The intangible assets are used exclusively by different Statement 144 asset groups — Under Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), the Company has determined that it has one asset group for its cable operations.  Thus, the impairment testing level under SFAS 144 is the same level that is used for SFAS 142 impairment testing.  While the franchises do have identifiable cash inflows, as mentioned above in “Each intangible asset generates cash flows independent of any other intangible asset”, they could not operate independently without substantially reduced cash flows and therefore the Company believes that its asset group is appropriate for SFAS 142 impairment testing purposes.

The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of the other intangible assets combined in the unit of accounting — The Company believes that all of its cable television franchises have an indefinite life.

Trademarks

The Company’s principal indefinite-lived trademark assets relate to:

(1)                                  Radio City trademarks where the Christmas Spectacular and The Rockettes trademarks were recognized when the Company acquired the remaining 40% interest in Madison Square Garden in April 2005 and the Chicago Theatre trademark was recognized when the Company acquired the Chicago Theatre in October 2007.  The initial 60% interest in Madison Square Garden was acquired through transactions between 1995 through 1997 prior to the Company’s adoption of Statement No. 141, Business Combinations (“SFAS 141”).

(2)                                  Sundance Channel trademark, which was recognized when the Company acquired the Sundance Channel on June 16, 2008.

(3)                                  Newsday trademarks, which were recognized when the Company acquired Newsday on July 29, 2008.

All of the Company’s trademarks are separate units of accounting and are reviewed for impairment at least annually since they are identifiable indefinite-lived intangible assets.

Sports Franchises

The Company’s sports franchises represent the Company’s NBA and NHL franchises, which were recognized when the Company acquired the remaining 40% interest in Madison Square Garden in April 2005.  The individual sports franchises are separate units of accounting and are reviewed for impairment at least annually since they are identifiable indefinite-lived intangible assets.  The initial 60% interest in Madison Square Garden was acquired through transactions in 1995 and 1997 prior to the Company’s adoption of SFAS 141.

Liquidity and Capital Resources Overview, page 88

Comment 9, Part 1a:  Disclose the amount of funds available under your credit facilities as of December 31, 2008.

Company Response:  The Company will add the following revised disclosure in its Form 10-Q for the three months ended March 31, 2009:

CSC Holdings Restricted Group

“As of March 31, 2009, $54,949 of the $1,000,000 revolving credit facility was restricted for certain letters of credit issued on behalf of CSC Holdings and $945,051 of the revolver was undrawn and was available to be drawn to meet the net funding and investment requirements of the Restricted Group.” [Refer to pages 67 — 68 of Form 10-Q]

RNS

“As of March 31, 2009, $215,000 of the RNS revolving credit facility was drawn and RNS had $365,000 in total undrawn revolver commitments consisting of $85,000 under its original revolver and $280,000 under the incremental revolver, which undrawn amounts were available to be drawn to meet the net funding and investment requirements of RNS.” [Refer to page 71 of Form 10-Q]

Comment 9, Part 1b:  Discuss in more detail the sufficiency of the unused availability and the anticipated circumstances requiring its use.

Company Response:  The Company currently believes that a combination of cash on hand, cash generated by operating activities and borrowings under its credit facilities should be sufficient to fund its capital and liquidity needs for the next twelve months, including repayment of its 2009 debt maturities.  The March 31, 2009 Form 10-Q will disclose the following:

“The decision of the Company as to the use of cash on hand, cash generated from operating activities and borrowings under bank credit facilities of the Restricted Group and RNS will be based upon an on going review of the funding needs of the business, the optimal allocation of cash resources, the timing of cash flow generation and the cost of borrowing under each respective credit agreement.  Moreover, the Company will monitor the credit markets and may seek opportunities to issue debt, the proceeds of which could be used to meet its future cash funding requirements.  The Company has accessed the debt markets for significant amounts of capital in the past and may do so in the future.” [Refer to page 65 of Form 10-Q]

CSC Holdings Restricted Group

“After giving effect to the cash tender offers (see Note 11 of condensed consolidated financial statements), and the repayment of the April Notes aggregating $303,731, we currently expect that the net funding and investment requirements of the Restricted Group for the next 12 months, including the repayment of the July Notes and August Debentures aggregating $143,779 and term loan repayments aggregating $285,000 will be met with one or more of the following: cash on hand, cash generated by operating activities and available borrowings under the Restricted Group’s credit facility.” [Refer to page 67 of Form 10-Q]

“As of March 31, 2009, $54,949 of the $1,000,000 revolving credit facility was restricted for certain letters of credit issued on behalf of CSC Holdings and $945,051 of the revolver was undrawn and was available to be drawn to meet the net funding and investment requirements of the Restricted Group.” [Refer to pages 67 — 68 of Form 10-Q]

RNS

“We currently expect that the net funding and investment requirements of RNS for the next 12 months including term loan repayments aggregating $25,000 will be met with one or more of the following: cash on hand, cash generated by operating activities and available borrowings under RNS’ bank credit facilities.” [Refer to page 70 of Form 10-Q]

“As of March 31, 2009, $215,000 of the RNS revolving credit facility was drawn and RNS had $365,000 in total undrawn revolver commitments consisting of $85,000 under its original revolver and $280,000 under the Incremental Revolver, which undrawn amounts were available to be drawn to meet the net funding and investment requirements of RNS.” [Refer to page 71 of Form 10-Q]

Comment 9, Part 1c:  Discuss the relevant covenants and restrictions in each of your credit facilities and address how such provisions will impact the amount of funds available to you.

Company Response:  This information was included in Note 8 to our consolidated financial statements included in our Form 10-K.  The Company will also include the requested disclosure in its “Liquidity and Capital Resources” discussion in future filings.

Comment 9, Part 1d:  Discuss your plans if you are not able to have access to additional credit to meet your short-term and long-term liquidity needs.

Company Response:  The Company will add the following disclosure to its Liquidity and Capital Resources discussion in future filings:

“In the longer term, the Company does not expect to be able to generate sufficient cash from operations to fund anticipated capital expenditures, meet all existing future contractual payment obligations and repay its debt at maturity.  As a result, it will be dependent upon its ability to access the credit markets.  We will need to raise significant amounts of funding over the next several years to fund capital expenditures, repay existing obligations and meet other obligations, and the failure to do so successfully could adversely affect our business.  If we are unable to do so, we will need to take other actions including deferring capital expenditures, selling assets, seeking strategic investments from third parties or reducing or eliminating dividend payments or other discretionary uses of cash.” [Refer to page 66 of Form 10-Q]

Comment 9, Part 2: Discuss how you expect to fund your 2009 debt obligations.  In addition, discuss your plans if you are not able to fund your debt obligations.

Company Response:  The Company will add the following disclosure to its Liquidity and Capital Resources discussion in its Form 10-Q for the three months ended March 31, 2009:

CSC Holdings Restricted Group

“After giving effect to the cash tender offers (see Note 11 of condensed consolidated financial statements), and the repayment of the April Notes aggregating $303,731, we currently expect that the net funding and investment requirements of the Restricted Group for the next 12 months, including the repayment of the July Notes and August Debentures aggregating $143,779 and term loan repayments aggregating $285,000 will be met with one or more of the following: cash on hand, cash generated by operating activities and available borrowings under the Restricted Group’s credit facility.” [Refer to page 67 of Form 10-Q]

RNS

“We currently expect that the net funding and investment requirements of RNS for the next 12 months including term loan repayments aggregating $25,000 will be met with one or more of the following: cash on hand, cash generated by operating activities and available borrowings under RNS’ bank credit facilities.” [Refer to page 70 of Form 10-Q]

Comment 9, Part 3:  Disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures.  We note on page 27 that any significant reduction in your non-discretionary capital expenditures will have an adverse impact on your future operating results, cash flows and financial position.

Company Response:  Although some Company capital expenditures could be termed discretionary, the Company does not categorize its capital expenditures as discretionary or non-discretionary.  As described in the “Risk Factors” section on page 27 of the Company’s Form 10-K, in order to avoid a default, the Company could take a range of actions, including, among others, reducing or eliminating dividend payments or other discretionary uses of cash or deferring capital expenditures.  That discussion goes on to say that any significant reduction in necessary capital expenditures could adversely affect the Company’s ability to retain its existing customer base and obtain new customers.  For example, for fiscal year 2008, approximately 86% of the Company’s capital expenditures related to the Telecommunications Services reportable segment and within the Telecommunications Services reportable segment, 91% of capital expenditures related to the Consumer Services reporting unit (cable television).  The Company disclosed capital expenditures by reportable segment on page I-88 of the Company’s Form 10-K and will include a more detailed capital expenditure disclosure including by category of capital expenditure related to its Consumer Services reporting unit in its March 31, 2009 Form 10-Q and future filings.

Given that the Company is in compliance with all of its covenants governing its indebtedness, it has not determined what expenditures that, if deferred, could adversely affect its ability to retain its existing customer base and obtain new customers.

Comment 9, Part 4:  Discuss how the $500 million arena renovation disclosed on page 93 will impact your short-term and long-term liquidity.

Company Response:  The Company will include the following additional disclosure in its Liquidity and Capital Resources discussion in its Form 10-Q for the three months ended March 31, 2009 (underlined and strikethrough text represents changes to the original disclosure included in the Company’s Form 10-K for the year ended December 31, 2008):

“The Company previously announced its intent to move forward with a major arena renovation plan and that it expected to spend approximately $500,000 through 2011 on this project. The pre-construction planning of this renovation continues and the Company ~~recently retained construction managers to develop a detailed project budget and project time-line. The Company continues to work toward substantially completing the renovation within the original time frame, but no assurance can be given that either this time frame or the initial estimate will be met. The cost of the renovation is expected to be funded through a combination of cash on hand, cash flow from its operations and/or new borrowings.~~, with the advice of its consultants, continues to review all aspects of the project to improve the renovation plans to mitigate project risks and to ensure efficiencies in all aspects of costs, planning, feasibility, and project-phasing. The Company’s current expectation is that the ultimate estimate cost of the renovation will be higher than the estimate previously announced, and that the time period necessary for the renovation will extend beyond the 2011 estimate originally announced.  In order to most efficiently complete the renovation, it will be a year round project, the pre-construction planning of which is already well underway. The Company’s goal is to minimize disruption to current operations, and to achieve this, Madison Square Garden will remain open for the New York Knicks and New York Rangers seasons, while the Company sequences the construction to ensure that we are maximizing our efforts when we close the arena during summer months. The Company’s current expectation is that the lower bowl of the arena will be open for the 2011-2012 seasons, and that the upper bowl will be open for the 2012-2013 seasons. Although a definitive plan, final cost estimate and time-line have not yet been determined, it is management’s intention to finance the renovation with the existing resources of Madison Square Garden. To the extent that management determines that outside financing is required or desirable, it intends to raise that financing at Madison Square Garden.  The Company expects that the estimated costs associated with the project’s overall design and the development of its budget and timeline over the next twelve months will be met from cash on hand and cash flows from operations at Madison Square Garden.

Although the Company continues to proceed with the arena renovation plan, there can be no assurance that a renovation will occur or what the cost or timeline of any renovation may be.” [Refer to page 72 of Form 10-Q]

*              *              *              *              *              *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (516) 803-1022.

Very truly yours,

/s/ Michael P. Huseby

Michael P. Huseby
Executive Vice President and
Chief Financial Officer

cc:	Kyle Moffatt
Dean Suehiro
(Securities and Exchange Commission)

Vice Admiral John R. Ryan USN (Ret.)
(Audit Committee Chairman)

Wm. Keith Harper
(Senior Vice President, Controller and Principal Accounting Officer)

Victoria D. Salhus
(Senior Vice President, Deputy General Counsel and Secretary)

John P. Mead
(Sullivan & Cromwell LLP)

Mario R. Dell’Aera
Jeffrey N. Jones
(KPMG LLP)

ANNEX I

The following language will be included in the Company’s March 31, 2009 Form 10-Q under Item 2. — “Critical Accounting Policies” on pages 42 — 46.  The underlined text represents the incremental disclosure the Company will include in response to the Staff’s comments as compared with the disclosure the Company included in its Form 10-K.  The Company has completed its 2009 annual goodwill and indefinite-lived asset impairment assessment, and the results of such testing will be included in the Company’s March 31, 2009 Form 10-Q when filed.

“Impairment of Long-Lived and Indefinite-Lived Assets:

The Company’s long-lived and indefinite-lived assets at March 31, 2009 include goodwill of $1,100,723, other intangible assets of $1,765,064 ($982,856 of which are identifiable indefinite-lived intangibles), $3,407,988 of property, plant and equipment and long-term program rights of $480,532.  ~~Such~~ These assets accounted for approximately 71% of the Company’s consolidated total assets. Goodwill and identifiable indefinite-lived intangible assets, which represent primarily the Company’s cable television franchises, various trademarks and sports franchise intangibles, are tested annually for impairment during the first quarter and at any time upon the occurrence of certain events or substantive changes in circumstances.  As discussed below, we conducted an interim impairment analysis of the goodwill, other long-lived, and identifiable indefinite-lived intangibles associated with our Newsday business as of the fourth quarter of 2008.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to determine goodwill impairment using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.  The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.  For the purpose of evaluating goodwill impairment, the Company has 21 reporting units, of which 15 reporting units carry an assigned goodwill balance aggregating $1,100,723.  Three of the 15 reporting units contain approximately 88% of the Company’s goodwill balance.  These reporting units are the Consumer Services (cable television) reporting unit in the Telecommunications Services reportable segment ($231,080), and the MSG Entertainment and Other MSG reporting units in the Madison Square Garden reportable segment ($45,619 and $692,125, respectively).

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value.  If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.  The following table sets forth the amount of identifiable indefinite-lived intangible assets reported in the Company’s consolidated balance sheet as of March 31, 2009:

Reportable Segment	Units of Accounting	Identifiable Indefinite- Lived Intangible Assets Balance

Telecommunications Services	Cable Television Franchises	$731,848

Madison Square Garden	Sports Franchises	96,215
	Radio City Trademarks	53,880
	Chicago Theatre Trademark	8,000

Rainbow	Sundance Channel Trademark	19,900

Newsday	Newsday Trademarks	66,100

Telecommunications Services, Rainbow and Other	Various other units of accounting	6,913
		$982,856

For other long-lived assets, including intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment.  If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value.

In assessing the recoverability of the Company’s goodwill and other long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.  These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge.  Fair value estimates are made at a specific point in time, based on relevant information.  These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions.  These valuations are based on estimates and assumptions including projected future cash flows, discount rate, determination of appropriate market comparables and determination of whether a premium or discount should be applied to comparables.  For the Telecommunications Services reportable segment, these valuations also include assumptions for average annual revenue per customer, number of homes passed, operating margin and market penetration as a percentage of homes passed, among other assumptions.  For the Madison Square Garden and Rainbow reportable segments, these valuations also include assumptions for projected average rates per basic and viewing subscribers and growth in fixed price contractual arrangements used to determine affiliate fee revenue, number of events (MSG reportable segment only), access to sports programming and ~~feature film~~ programming rights and the cost of such sports programming and ~~feature film~~ programming rights, amount of programming time that is advertiser supported, number of advertising spots available and the sell through rates for those spots, average fee per advertising spot, and operating margins, among other assumptions.  For the Newsday reportable segment, these valuations also include assumptions for advertising and circulation revenue trends, operating margin, market participant synergies, and market multiples for comparable companies.  If these estimates or material related assumptions change in the future, we may be required to record additional impairment charges related to our long-lived assets.

Based on the Company’s annual impairment test during the first quarter of 2009, the Company’s reporting units had significant safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit).  In order to evaluate the sensitivity of the estimated fair value calculations of the Company’s reporting units on the annual impairment calculation for goodwill, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair values of each reporting unit.  These hypothetical decreases of 10%, 20%

and 30% would have no impact on the goodwill impairment analysis for any of the Company’s reporting units with the exception of the Sundance Channel and Clearview Cinemas reporting units.  For the Sundance Channel, which has a goodwill carrying value of $28,930 at March 31, 2009 and an enterprise carrying value of approximately $379,000, an approximate 5% reduction in its estimated fair value would result in a step one failure.  For Clearview Cinemas, which has a goodwill carrying value of $10,347 at March 31, 2009 and an enterprise carrying value of approximately $46,000, a 13% reduction in its estimated fair value would result in a step one failure.  A step one failure would require the Company to perform the second step of the goodwill impairment test to measure the amount of implied fair value of goodwill and, if required, the recognition of a goodwill impairment loss.

The Company’s primary identifiable indefinite-lived intangible assets that represent approximately 90% of the identifiable indefinite-lived intangibles are the Company’s cable television franchises, various reporting unit trademarks and sports franchises, which are valued using an income approach or market approach.  The Company’s cable television franchises are the largest of the Company’s identifiable indefinite-lived intangible assets and were recognized as a result of cable system acquisitions prior to 2002 and reflect agreements we have with state and local governments that allow us to construct and operate a cable business within a specified geographic area.  Our cable television franchises are valued using a discounted cash flows (“DCF”) methodology.  The Company’s indefinite-lived trademark intangible assets primarily relate to the Company’s Radio City trademarks which include the Christmas Spectacular, and The Rockettes trademarks which were valued using a relief-from-royalty method in which the expected benefits are valued by discounting royalty revenue over projected revenues covered by the trademarks.  The Company’s indefinite-lived sports franchises intangibles representing the Company’s NBA and NHL sports franchises are valued using a direct valuation method based on market comparables.  Both the Radio City trademarks and the sports franchises were recorded when the Company acquired the remaining 40% interest in Madison Square Garden in April 2005.  Significant judgments inherent in a DCF valuation include the selection of appropriate discount rates, estimating the amount and timing of estimated future cash flows attributable to the cable television franchises and identification of appropriate continuing growth rate assumptions.  The discount rates used in the DCF analysis are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Based on the Company’s annual impairment test during the first quarter of 2009, the Company’s units of accounting that represent approximately 90% of the Company’s identifiable indefinite-lived intangible assets have significant safety margins, representing the excess of the identifiable indefinite-lived intangible assets estimated fair value unit of accounting less their respective carrying values.  In order to evaluate the sensitivity of the fair value calculations of all the Company’s identifiable indefinite-lived intangibles, the Company applied ~~a~~ hypothetical 10%, 20% and 30% decreases to the estimated fair value of each of the Company’s identifiable indefinite-lived intangibles.  ~~This hypothetical 10% decrease in fair value would have resulted in an additional impairment charge of approximately $9,000.~~  These hypothetical 10%, 20% and 30% decreases in estimated fair value would not have resulted in an impairment of any of our identifiable indefinite-lived intangibles other than the Newsday, Sundance Channel and Chicago Theatre trademarks, which have a carrying value of $66,100, $19,900, $8,000, respectively.  ~~This~~ The hypothetical fair value decreases would have resulted in impairment charges of approximately $8,000 at 10% related primarily to the Newsday and Chicago Theatre trademarks, approximately $16,000 at 20% related primarily to the Newsday and Chicago Theatre trademarks and approximately $26,000 at 30% related primarily to the Newsday, the Sundance Channel and Chicago Theatre trademarks.  As of December 31, 2008, the Newsday indefinite-lived trademarks were written down to their estimated fair values (see discussion below).

The Company’s impairment analysis of Newsday as of December 31, 2008 resulted in pre-tax impairment charges of $59,522, $8,199 and $333,159 related to identifiable indefinite-lived intangibles, certain long-

lived intangible assets and goodwill, respectively, originally recorded by the Company in connection with its acquisition of Newsday on July 29, 2008.  The net $400,880 pre-tax impairment charges are included in depreciation and amortization (including impairments) and the Company recognized an income tax benefit of $164,080.

The Company determined the fair value of our Newsday reporting unit based on a weighting of the estimated fair values determined under the income approach and the market approach.  The income approach utilizes a DCF valuation methodology, which requires the exercise of significant judgments, including judgments about appropriate discount rates based on the assessment of risks inherent in the projected future cash flows including the cash flows generated from potential synergies a market participant may generate, the amount and timing of expected future cash flows, including expected cash flows beyond the Company’s current long-term business planning period, and certain tax benefits the Company would recognize.  The discount rate utilized for the interim impairment assessment was a consolidated weighted average discount rate of 12%.  The market approach measures fair value using market multiples of various financial measures compared to a set of comparable publicly traded newspaper publishing companies and comparable transactions taking into consideration potential synergies a market participant may generate and requires significant judgments in determining comparable market multiples. The weighting between the income approach and market approach was weighted more towards the income approach based on our belief that the income approach was more reliable in the midst of the steep economic decline impacting the publishing industry, and in view of the fact that there were no recent observable sales transactions involving the newspaper business.  The estimated fair values of Newsday’s indefinite-lived intangibles, which relate primarily to the trademarks associated with its newspaper mastheads, were based on discounted future cash flows calculated based on the relief-from-royalty method.  Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Since the acquisition of Newsday on July 29, 2008, there has been a significant decrease in the estimated fair value of the Newsday reporting unit particularly in the fourth quarter of 2008.  The reduction in estimated fair value under the income approach was primarily due to the decline in Newsday’s projections of future revenue and cash flows.  In addition, the estimated fair value under the income approach was further reduced by the increase in the consolidated weighted average discount rate for the Newsday reporting unit from approximately 10% at July 29, 2008 to 12% at December 31, 2008.  The consolidated weighted average discount rate was based on an estimation of a market participant’s cost of equity and debt, weighted by the relative percentages of equity and debt for comparable newspaper companies.  The increase in the consolidated weighted average discount rate for the Newsday reporting unit from 10% to 12% was due to an increase in both the estimated cost of equity and debt, which was primarily due to the following: the market risk premium increasing from 5% to 6%; an increase in the economic volatility affecting the newspaper publishing industry, which intensified during the fourth quarter of 2008; and an increase in borrowing costs for the industry.  Since the acquisition of the Newsday reporting unit on July 29, 2008, there also has been a reduction in the estimated fair value under the market approach.  Approximately two-thirds of this reduction was primarily due to a decline in market multiples and approximately one-third of the reduction was due to a decline in Newsday’s projections of future revenue and cash flows.  The Company impaired 100% of its basis in the goodwill balance of the Newsday reporting unit as of December 31, 2008.

Since the acquisition of the Newsday reporting unit on July 29, 2008, the reduction in estimated fair values of the trademarks under the relief-from-royalty method was primarily due to a reduction of the assumed royalty rate from 4% to 3% for the Newsday print newspaper and newsday.com trademarks, an increase in the discount rate for the Newsday print newspaper from 9.0% to 11.5% and a decline in the Company’s revenue projections for newsday.com in comparison to the revenue projections.  The primary reason for the decrease in the royalty rate from 4% to 3% was due to the lower projected margins for the Newsday print newspaper and newsday.com.  The primary reason for the increase in the discount rate for the Newsday print newspaper trademark from 9.0% to 11.5% was due to an increase in both  the estimated cost of equity and debt, which was primarily due to the following: the market risk premium increasing from 5% to 6%; an increase in the economic volatility affecting the newspaper publishing industry, which intensified during the fourth quarter of 2008; and an increase in borrowing costs to the industry.

Rights to programming, including feature films and episodic series, acquired under license agreements along with the related obligations are recorded at the contract value when a license agreement is executed, unless there is uncertainty with respect to either cost, acceptability or availability~~, then~~.  If such uncertainty exists, those rights and obligations are recorded at the earlier of when the uncertainty is resolved or when the license period ~~has begun~~ begins.  Costs are amortized to technical and operating expense on a straight-line basis over the respective license periods.  We periodically review the programming usefulness of our program rights based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness of exhibition.  If it is determined that substantially all of the films in a film license agreement have no future programming usefulness and will no longer be exploited, a write-off for the portion of the unamortized cost of the film license agreement that was attributed to those films is recorded in technical and operating expense.

Owned original programming is produced for us by independent production companies.  Any owned original programming costs qualifying for capitalization as program rights are amortized to technical and operating expense over their estimated useful lives, commencing upon the first airing, based on attributable revenue for airings to date as a percentage of total projected attributable revenue.  Projected program usage is based on the historical performance of similar content.  Estimated cash flows can change based upon programming market acceptance, levels of affiliate fee revenue and advertising revenue, and program usage.  Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary which could impact the timing of amortization expenses.”